Room 4561

July 15, 2005

Mr. Scott Newman
President and Chief Executive Officer
Conversion Services International, Inc.
100 Eagle Rock Avenue
East Hanover, New Jersey 07936

Re: **Conversion Services International, Inc.**
        Revised Schedule 14A filed July 14, 2005
        File No. 0-27519

Dear Mr. Newman:

We have reviewed your filing and have the following comments.

1.   We have no further comments on your Schedule 14A. As previously discussed in a telephone conversation with Lawrence Metz, General Counsel, however, please be advised that we are evaluating and may provide comments with respect to your accounting treatment for and the related disclosure in your filings about the secured convertible term note you issued to Laurus on August 16, 2004. The funds related to the note are reflected as restricted cash in the balance sheets included in your subsequent periodic reports. However, per the restricted account agreement, it appears that the funds are not within your control having been deposited into a bank account that is within the "sole dominion and control" of Laurus.

2.   We note that information to be furnished to your stockholders in connection with the mailing of your proxy statement pursuant to Rule 14a-3 under the Exchange Act may include information from your Form 10-K for the year ended December 31, 2004. In consideration of this fact, we note your disclosure on page 13 of your Form 10-K regarding the $5 million secured convertible note and your statement that, as a result of the note, Laurus has made available to you $5 million for acquisitions. We further note your later statement that "the proceeds of this loan are restricted for use for approved acquisition[s]." As a result, your disclosure does not appear to adequately reflect the arrangement for the funds described in our prior comment above. The referenced disclosure conveys the impression that the proceeds from the note (minus the approximately $750,000 for fees and costs) have been provided to you and are within some measure of dominion and control by you subject to Laurus' approval for

acquisitions. Please revise your disclosure to adequately describe the arrangement under the restricted account agreement. We note similar disclosure in your liquidity and capital resources discussion as well as your notes to your financial statements. Additionally, it appears that you may never make use of the funds in this account and that possibility should be expressly disclosed when you refer to these funds.

3.   It does not appear that the restricted account agreement has ever been filed as an exhibit. In light of the fact that the agreement governs the terms under which you may receive the funds, the agreement appears to meet the requirements of Item 601(b)(10) for filing a material agreement as an exhibit. Please file the restricted account agreement.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
         Douglas S. Ellenoff, Esq.
         Ellenoff Grossman & Schole LLP
         370 Lexington Avenue, 19th Floor
         New York, New York 10017
         Telephone: (212) 370-1300
         Facsimile: (212) 370-7889